UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

______________

SCHEDULE 13D
(Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Evergreen Resources, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

299900308

(CUSIP number)

Howard B. Adler, Esq.
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, D.C. 20036
(202) 955-8589

(Name, address and telephone number of person
authorized to receive notices and communications)

January 15, 2003

(Date of event which requires filing of this statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [  ].

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

______

     *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 299900308	13D/A	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

	Carlson Capital, L.P.	I.R.S. Identification No. -75-273-3266---

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ]

(b) [X]

3	SEC USE ONLY

4	SOURCE OF FUNDS*

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE

NUMBER OF SHARES	7	SOLE VOTING POWER

BENEFICIALLY OWNED BY		0

EACH REPORTING	8	SHARED VOTING POWER

PERSON WITH		528,200

	9	SOLE DISPOSITIVE POWER

		0

	10	SHARED DISPOSITIVE POWER

		528,200

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

528,200

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.78%

14	TYPE OF REPORTING PERSON*

IA, PN

CUSIP No. 299900308	13D/A	Page 3 of 6 Pages

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

	Clint D. Carlson	Social Security No. ---

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ]

(b) [X]

3	SEC USE ONLY

4	SOURCE OF FUNDS*

N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES OF AMERICA

NUMBER OF SHARES	7	SOLE VOTING POWER

BENEFICIALLY OWNED BY		0

EACH REPORTING	8	SHARED VOTING POWER

PERSON WITH		528,200

	9	SOLE DISPOSITIVE POWER

		0

	10	SHARED DISPOSITIVE POWER

		528,200

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[X]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.00%

14	TYPE OF REPORTING PERSON*

IN

     This Amendment No. 1 (“Amendment No. 1”) to statement on Schedule 13D is filed by Carlson Capital, L.P., a Delaware limited partnership (the “Partnership Reporting Person”) and Clint D. Carlson, an individual (together with the Partnership Reporting Person, the “Reporting Persons”), to amend the statement on Schedule 13D filed with the Securities and Exchange Commission on August 26, 2002, relating to shares of Common Stock, no par value (the “Common Stock”), of Evergreen Resources, Inc., a Colorado corporation (the “Issuer”). After the filing of the statement on Schedule 13D and before the filing of this Amendment No. 1, Carlson Capital, L.P. merged with and into Carlson Offshore Advisors, L.P., and thereafter the merged entity changed its name to Carlson Capital, L.P. This Amendment No. 1 is filed for purposes of revising the percentages of Common Stock of the Issuer beneficially owned by the Reporting Persons, and to indicate that the Reporting Persons cease to be beneficial owners of more than five percent of the Common Stock of the Issuer ..

Item 5. Interest in Securities of the Issuer

     Items 5(a), (b) and (c) are hereby amended and restated in their entirety as follows:

(a)	This Amendment No. 1 relates to 528,200 shares of Common Stock deemed beneficially owned by the Partnership Reporting Person, which constitutes approximately 2.78% of the issued and outstanding shares of Common Stock, over which Clint D. Carlson has voting power or investment control but to which he disclaims beneficial ownership.

(b)	The Partnership Reporting Person and Clint D. Carlson have shared voting and dispositive power with respect to 528,200 shares of Common Stock.

(c)	Within the past 60 days, accounts of or managed by the Reporting Persons purchased and sold shares of Common Stock on the dates, in the amounts and at the prices set forth on Exhibit A annexed hereto and incorporated by reference herein.

(e)	The Reporting Persons ceased to be the beneficial owners of more than five percent of shares of Common Stock of the Issuer on January 15, 2003.

Item 7. Material to be Filed as Exhibits

     Item 7 is hereby amended as follows:

Exhibit A:	Transactions in Shares of Common Stock Within Past 60 Days.

SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated: January 27, 2003

CARLSON CAPITAL, L.P.

/s/ Clint D. Carlson By: Clint D. Carlson, President of the General Partner

CLINT D. CARLSON, an individual

/s/ Clint D. Carlson By: Clint D. Carlson

5